October 18, 2005

VIA FEDERAL EXPRESS
Ms. Janice McGuirk, Esq.
Division of Corporate Finance
U.S. Securities & Exchange Commission
Mail Stop 0511
Washington, D.C.  20549

         Re:      Elite Cosmetics, Inc.
                  Amend. No. 1 to Registration Statement on Form SB-2 Filed August 31, 2005
                  File No. 333-126667

Dear Ms. McGuirk:

We represent Elite Cosmetics, Inc. ("Elite Cosmetics" or the "Company") We are in receipt of your letter dated October 4, 2005 regarding the above referenced filing and the following are our responses:

Risk Factors, page 2
--------------------

1. Please add a risk factor addressing the substantial debt owed to your control person.

     ANSWER: The Form SB-2 has been amended to include an appropriate risk factor regarding the above.

2. As you have not proven the effectiveness of your products in formal testing, it would appear appropriate to add a risk factor addressing the risk that purchasers of your products may not find your products effective.

     ANSWER: The Form SB-2 has been amended to include an appropriate risk factor regarding the above.

Directors, Executive Officers...., page 9
-----------------------------------------

3.   Please confirm that Mr. Neussler is the company's only promoter.

     ANSWER: The Form SB-2 has been amended to disclose that Mr. Neussler was the sole promoter.

Description of Business, page 11
--------------------------------

4. We note the statements "[O]ur business plan focuses on providing lower cost alternatives for cosmetics purchasers..." and "[W]e have designed and will offer products that provide benefits similar to those currently on the market at a reduced price." Please expand to fully explain how the company will accomplish these goals given the fact that presently, management has no experience in this business, has no revenue, and limited financial resources, and will not apparently be able to buy in quantities sufficient to warrant discounts in buying its components with which it will make its products.

     ANSWER: The Form SB-2 has been amended to include language in the second and fourth paragraphs of the "Description of Business" section discussing the Company's methods for producing cosmetics at a lower cost to users which will result in an advantage over competitors.

5. Further, please fully explain how the company will successfully complete with established cosmetics companies with familiar brand names.

     ANSWER: As set forth above, the Form SB-2 has been amended to include disclosure in the second and fourth paragraphs of the "Description of Business" section why the Company believes it can provide a lower cost alternative to its more established competitors.

6. We reiterate our previous comment # 22. We note the company "anticipates strong profit margins." Explain why your manufacturing costs are "low".

     ANSWER: As set forth in the amended Form SB-2, the Company's manufacturing costs are low because of its inexpensive methods for producing cosmetics. Marketing through Ebay's website and distributing products directly to our customers also reduce cost.

7.   We note the sentence, "[w]e learned how to make the products by researching various cosmetics books...." Please explain how these sources contributed to your product development. Please explain whether your products have any unique ingredients or technology that would distinguish them in the marketplace. If not, please disclose. If appropriate, please add a risk factor on this point.

     ANSWER: The Form SB-2 has been amended to include language in the eighth paragraph of the "Description of Business" section discussing the knowledge gained by researching various cosmetic books. A risk factor discussing the Company's use of common ingredients has also been added.

Government Regulation, page 12
------------------------------

8. Please expand the initial paragraph to disclose more specifically the regulatory action the company could be subjected to for violations of the FDCA and FPLA laws.

     ANSWER: The Form SB-2 has been amended to include the specific regulatory action.

Marketing Distribution, page 12
-------------------------------

9. Provide more specific details about the beta website and the company's intentions to get it listed on major search engines "so we can begin building a larger market for our cosmetics."

     ANSWER: The Form SB-2 has been amended to include language regarding the beta website.

10. Discuss in more detail and provide the intended time frame for the company's plans to sell through other mediums such as over the counter cosmetic vendors.

     ANSWER: The Form SB-2 has been amended to include language regarding the Company's intended time frame to begin selling through other mediums.


Employees, page 13
------------------

11. Indicate at what level of profitability does the company plan on paying Dawn Landry for her services to the company. Will she be compensated for the past time and services, in the future? If the company has no set plans at this time, please disclose.

     ANSWER: The Form SB-2 has been amended to disclose that Mrs. Landry has agreed that she will not receive compensation for past service. At this time, there is no set plan for when she will begin to receive compensation for future services.

12. Please explain the statement that Ms. Landry "informally studied cosmetology on an individual basis."

     ANSWER: The Form SB-2 has been amended to disclose that Mrs. Landry has studied cosmetology through independent research and self-study. She has examined various publications related to cosmetology techniques, ingredients, and theory.

Plan of Operations, page 14
---------------------------

13. We note the statement that "[W]e will need a minimum of $100,000 to maintain our operations and a minimum of $200,000 to execute our business plan over the next twelve months." Please revise to clarify, if true, that you need an additional amount of $200,000 to execute your business plan.

     ANSWER: The Form SB-2 has been revised to disclose that the Company will require $100,000 to commence operations as well as an additional amount of $200,000 to execute its business plan.

14. As previously requested in the staff's comment # 31, please disclose that the company "will need a minimum of $100,000 to commence our planned operations over the next twelve months...." as noted in risk factor # 4.
     Please disclose.

     ANSWER: As set forth above, the Form SB-2 has been revised to disclose that the Company will require $100,000 to commence its planned operations as well as an additional amount of $200,000 to execute its business plan.

15. Also, please reconcile with the disclosure in this section that a minimum of $100,000 is necessary to maintain your operations.

     ANSWER: As set forth above in the amended Form SB-2, the Company will require $100,000 to commence operations as well as an additional amount of $200,000 to execute its business plan.

16. Please identify and quantify the anticipated principal uses of funding over the next 12 months. Where those uses may vary depending upon the level of available funding, please explain.

     ANSWER: The Form SB-2 has been revised to identify and quantify the anticipated principal uses of funding over the next 12 months.

17. Please expand the discussion to disclose the maximum amount of funds Mr. Landry is willing and able to provide to the company. Disclose the arrangements or understandings under which the funds are provided and will be paid back to Mr. Landry. Is this a formal loan arrangement? If so, the executed agreement should be filed as an exhibit to the registration statement as required by Item 601(b) of Regulation S-B.

     ANSWER: The Form SB-2 has been revised to include discussion regarding Mr.
             Landry's loan to the Company and to disclose that there is no formal agreement between the Company and Mr. Landry.

18. The amount loaned to Elite Cosmetics through June 2005 does not agree with disclosure in your Form 10-QSB for the quarter ended July 31, 2005. Please revise as appropriate.

     ANSWER: The disclosure regarding the amount of the loan has been revised to reconcile with the July 31, 2005 10Q-SB.

Description of Property, page 15
--------------------------------

19. Please add your supplemental response # 36 with respect to the local zoning regulations.

     ANSWER: The Form SB-2 has been amended to include language regarding the local zoning regulations.

20. As previously requested in our comment # 37, please describe the nature of the space and explain how the space is used to manufacture, store, pack, and ship out your products. For example, please describe the nature and extent of any equipment and the arrangements under which the company uses the equipment.

     ANSWER: The Form SB-2 has been amended to include language disclosing how the space is used.

Executive Compensation
----------------------

21. As requested in our comment # 41, please disclose that Mr. Landry will set his own salary. We note your supplemental response in this regard.

     ANSWER: The Form SB-2 has been amended to include language that Mr. Landry will set his own salary.


Part II
-------

Item 26. Recent Sales...
------------------------

22. Please revise this item to address the financial sophistication or accredited investor status of the purchasers of the Rule 506 offering.

     ANSWER: The Form SB-2 has been amended to include language disclosing that all of the purchasers in the Company's Rule 506 offering were either a sophisticated or accredited investor.

General
-------

23. Please insure that the disclosure is updated to the most recent date practicable.

     ANSWER: The financial statements and disclosures have been updated through July 31, 2005.


Reports on Form 10-QSB
----------------------

24. Both of your reports to date reflect that you intend to develop and produce a cream that "will dramatically reduce the signs of aging." You have revised similar disclosure in your Form SB-2. Please amend these reports as appropriate.

     ANSWER: The most recent 10QSB's have been revised to delete this reference.

25.  Please amend these reports to include the plan of operations required by
     Item 303(a) of Regulation S-B. Also, please revise your most recent quarterly report to discuss the shareholder loan.

     ANSWER: The most recent 10QSB's have been revised to include the Plan of Operations and the most recent 10QSB as been revised to discuss the shareholder loan.

Please call me with any questions regarding this matter.

Very truly yours,

ANSLOW & JACLIN, LLP

By:/S/ GREGG E. JACLIN
   -------------------
   GREGG E. JACLIN